UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-51378

CUSIP Number: 878739101

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

TechPrecision Corporation
Full Name of Registrant

Former Name if Applicable

3477 Corporate Parkway, Suite 140
Address of Principal Executive Office (Street and Number)

Center Valley, PA 18034
City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 31, 2013, we were not in compliance with our debt covenants related to the ratio of earnings available to cover fixed charges and our interest coverage ratio. As a result, we are presently working with our bank to obtain a waiver for the period ended March 31, 2013 and to finalize the terms of an amendment to our credit facility, which is expected to amend our debt covenants for the period from March 31, 2013 through June 30, 2014 and to extend our revolving line of credit, due to expire on July 31, 2013.  While there is no guarantee our negotiations will yield an amendment, any amendment executed will be described in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission within the time frame allowed for such a report.  The nature and terms of any amendment resulting from our current negotiations will directly affect the presentation of our financial statements and footnotes, our liquidity and capital resources, and the related disclosures to be included in our Annual Report on Form 10-K for the year ended March 31, 2013 (the “Annual Report”).

Without a definitive amendment to our credit facility, we are not able to complete an assessment of our liquidity or debt classification and how the status of these items impacts our evaluation of the going concern assumption.  If we are not able to obtain a waiver for the period ended March 31, 2013, along with a favorable amendment to our credit facility and the debt covenants as described above, all of our indebtedness under the credit facility could become due. If the debt under the credit facility becomes accelerated and the lender demands repayment, we would be unable to pay the obligation because the Company does not have existing facilities nor sufficient cash on hand to satisfy these obligations. KPMG LLP, our independent registered public accounting firm, has informed us that if we are not able to obtain a waiver for the period ended March 31, 2013, along with an appropriate waiver of or sufficient modification to existing covenants applicable to future periods, its report on the Company’s consolidated financial statements for the fiscal year ended March 31, 2013 will contain an explanatory paragraph indicating there is substantial doubt about the Company’s ability to continue as a going concern. In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Annual Report could not be completed by the scheduled filing deadline for the Annual Report. We currently intend to file the Annual Report as soon as practicable following the execution of any amendment to our credit facility.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard F. Fitzgerald	(484)	693-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine month period ended December 31, 2012, we incurred a net loss of $1,296,776.  The previously disclosed trend of lower margins did not change for the fiscal quarter ended March 31, 2013.  As a result, we expect to report a net loss for the year ended March 31, 2013 compared to a net loss of $2.1 million for the comparable period ended March 31, 2012.  The final negotiated terms of any executed amendment to our credit facility will be incorporated into our Annual Report on Form 10-K, when filed.

Additionally, the Company recorded an increase to the valuation allowance for deferred income taxes in the amount of approximately $1.3 million as a result of the Company incurring cumulative losses as of March 31, 2013 and the associated uncertainty of realizing deferred tax assets in future periods.

TechPrecision Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2013	By:	/s/ Richard F. Fitzgerald
Richard F. Fitzgerald Chief Financial Officer